UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission file number: 001-38514

Puxin Limited

5/F, Building 4, Dingjun Building, 75 Suzhou Street, Haidian District

Beijing 100080, the People’s Republic of China

+86 10 8260 5578

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Director

Puxin Limited (“Puxin” or the “Company”) has appointed Mr. Liang Gao as director to the Company’s board of directors, effective July 15, 2021. Mr. Liang Gao joined the Company since December 2014, and served as Principal at many K-12 schools of the Company. Currently he is the General Manager of Personalized Tutoring Business Unit and Principal of the Company’s Jinan School.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Puxin Limited

Date:	July 16, 2021	By:	/s/ Yunlong Sha
			Name:	Yunlong Sha
			Title:	Chief Executive Officer and Chairman